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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated July 10, 2009

Commission File Number 1-15148

BRF—Brasil Foods S.A.
(formerly named Perdigão S.A.)
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant's Name)

760 Av. Escola Politécnica
Jaguaré, 05350-901—São Paulo—SP, Brazil
(Address of principal executive offices) (Zip code)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

 EXPLANATORY NOTE

        On May 19, 2009, BRF—Brasil Foods S.A. (formerly named Perdigão S.A. and, as of July 8, 2009, renamed BRF—Brasil Foods S.A.) (the "Company") entered into a merger agreement with Sadia S.A. ("Sadia") that contemplates a business combination of the two companies. Under the proposed business combination, Sadia will become a wholly owned subsidiary of the Company. Holders of common shares and preferred shares of Sadia will receive common shares of the Company, and holders of American depositary shares representing preferred shares of Sadia will receive American Depositary Shares representing common shares of the Company. The proposed transaction is described in detail under "Item 4. Information on the Company—History and Development of the Company—Proposed Business Combination with Sadia" in the Company's Annual Report in Form 20-F for the year ended December 31, 2008, filed on June 30, 2009. In connection with a Registration Statement on Form F-3 that the Company intends to file today, the Company is providing the following information and data:

  1.
  BRF—Brasil Foods S.A.: Unaudited condensed consolidated pro forma financial information as of and for the three months ended March 31, 2009 (Brazilian GAAP) and as of and for the year ended December 31, 2008 (U.S. GAAP).

  2.
  Sadia S.A.: Audited consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, prepared in accordance with U.S. GAAP.

  3.
  BRF—Brasil Foods S.A.: Unaudited consolidated financial statements as of March 31, 2009 and for the three months ended March 31, 2009 and 2008, prepared in accordance with Brazilian GAAP.

  4.
  Sadia S.A.: Unaudited consolidated financial statements as of March 31, 2009 and for the three months ended March 31, 2009 and 2008, prepared in accordance with Brazilian GAAP.

  5.
  BRF—Brasil Foods S.A.: Management's discussion and analysis of financial condition and results of operations as of and for the three months ended March 31, 2009 (Brazilian GAAP).

  6.
  Sadia S.A.: Management's discussion and analysis of financial condition and results of operations as of and for the three months ended March 31, 2009 (Brazilian GAAP).

  7.
  BRF—Brasil Foods S.A. and Sadia S.A.: Selected financial and operating data.

  8.
  Sadia S.A.: Other informaton.

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2009

BRF—BRASIL FOODS S.A.
By:	/s/ LEOPOLDO VIRIATO SABOYA
Name: Leopoldo Viriato Saboya
Title: Chief Financial Officer

 EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	BRF—Brasil Foods S.A.: Unaudited condensed consolidated pro forma financial information as of and for the three months ended March 31, 2009 (Brazilian GAAP) and as of and for the year ended December 31, 2008 (U.S. GAAP).
99.2	Sadia S.A.: Audited consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, prepared in accordance with U.S. GAAP.
99.3	BRF—Brasil Foods S.A.: Unaudited consolidated financial statements as of March 31, 2009 and for the three months ended March 31, 2009 and 2008, prepared in accordance with Brazilian GAAP.
99.4	Sadia S.A.: Unaudited consolidated financial statements as of March 31, 2009 and for the three months ended March 31, 2009 and 2008, prepared in accordance with Brazilian GAAP.
99.5	BRF—Brasil Foods S.A.: Management's discussion and analysis of financial condition and results of operations as of and for the three months ended March 31, 2009 (Brazilian GAAP).
99.6	Sadia S.A.: Management's discussion and analysis of financial condition and results of operations as of and for the three months ended March 31, 2009 (Brazilian GAAP).
99.7	BRF—Brasil Foods S.A. and Sadia S.A.: Selected financial and operating data.
99.8	Sadia S.A.: Other informaton.

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EXPLANATORY NOTE
SIGNATURES
EXHIBIT INDEX